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                                                            File No: 333-10702
                                                            ------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                                January 14, 2004.

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F x - Form 40-F ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No x



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ITEM 1.     Filing of Letter with the Superintendencia de Valores y Seguros of Chile.

            The Registrant sent a letter to the Superintendencia on January 14, 2004 regarding the execution between the Registrant and the Peruvian company Corporacion Jose R.
            Lindley S.A. ("JRL") of a Commercial Agreement referring to the acquisition by JRL of all of Coca-Cola Embonor S.A.'s equity participation in Embotelladora Latinoamericana S.A., amounting to 60.45% of said company. Registrant has caused an English translation of such letter to be prepared, a copy of which is annexed hereto as Exhibit 99.1.



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ITEM 2.    Exhibits

    Exhibit
    Number                       Description

    99.1 Letter to the Superintendencia de Valores y Seguros, dated January 14, 2004









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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)

Date: January 20, 2004.                                By:  /s/ Roger Ford

                                                       Roger Ford
                                                       Chief Financial Officer







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                                    Exhibits

    Exhibit
    Number                        Description

    99.1 Letter to the Superintendencia de Valores y Seguros, dated January 14, 2004